EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Nine Months and Quarter Ended September 29, 2002

(Thousands of Dollars)

	Nine
	Months	Quarter
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Earnings available for fixed charges:
Net earnings (loss)	$(232,830)	55,848
Add:
Cumulative effect of accounting change	245,732	-
Fixed charges	72,637	24,787
Income taxes	4,533	19,622
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Total	$ 90,072	100,257
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Fixed charges:
Interest on long-term debt	$ 51,670	15,761
Other interest charges	4,086	2,136
Amortization of debt expense	1,421	437
Rental expense representative
of interest factor	15,460	6,453
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Total	$ 72,637	24,787
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Ratio of earnings to fixed charges	1.24	4.04
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